Weil, Gotshal & Manges LLP

767 Fifth Avenue

New York, New York 10153

(212) 310-8000

FAX: (212) 310-8007

October 5, 2012

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549-3010

Attn:	Mr. Duc Dang
Mr. Jerard Gibson

Re:	BREF HR, LLC
Amendment No. 2 to Registration Statement on Form 10
Filed January 24, 2012
File No. 000-54532

Dear Mr. Dang:

On behalf of our client, BREF HR, LLC (the “Company”), set forth below in bold are each of the comments in your letter of September 5, 2012 with respect to Amendment No. 2 (the “Amendment”) to the Registration Statement on Form 10 (the “Registration Statement”) of the Company (File No. 000-54532). Immediately following each of the comments of staff of the Securities and Exchange Commission (the “Staff”) is the Company’s response to that comment. For your convenience, each of the numbered paragraphs below corresponds to the numbered comment in the Staff’s comment letter and includes the caption used in the comment letter. Capitalized terms used herein and otherwise not defined have such meanings as set forth in the Registration Statement.

Amendment 2 to Form 10-12G filed January 24, 2012

General

1.	Please note that we await the filing of your Form 10-K and may have additional comments.

The Company is finalizing it’s Annual Report on Form 10-K for the year ended December 31, 2011 and will file that document as soon as practicable after the Company resolves the comments raised by the Staff’s letter of September 5, 2012. The Company understand that the Staff may have additional comments following review of the Form 10-K.

2.

You note that you will include a footnote in your Form 10-K showing the difference between the original allocation and the restated figures. Please provide us with this footnote either in your response or in your filing. We are still unclear as to exactly what amounts changed and why; clarify if the amounts were restated due to a change in valuation methodology or in the assumptions used in the valuations or both. If significant assumptions changed, please quantify the changes by comparing the original assumptions to the revised assumptions.

Management of the Company determined that there were errors in the previously recorded fair values and as a result changed certain assumptions used in the valuation of the property acquired and liabilities assumed in respect of the Hard Rock Hotel & Casino Las Vegas on March 1, 2011. As more specifically described below, management determined that certain net cash flows and discount rates used in the initial valuation of the Hard Rock Hotel & Casino Las Vegas did not appropriately reflect market conditions at the time of acquisition. As a result, management revised their assumptions to reflect the market conditions at March 1, 2011. Based on these changes, asset and liability valuations changed as follows:

	(In Thousands)
	Original	Revised
Total Fixed Assets	659,331	523,500
Total Intangible Assets	185,265	109,236
Other Assets	50,235	75,063
Total Assets	894,831	707,799

Fair Value of Mortgage Debt	722,282	582,782
Other Liabilities	44,965	39,971
Total Liabilities	767,247	622,753

The key assumptions that were corrected and their effect on the valuation are as follows:

•

The base year cash flow projections were reduced to reflect a more realistic expectation. The debt free net cash flow for the base year was reduced from $41.5 million to $35.8 million. The terminal year debt free net cash flow was reduced from $90.8 million to $85.5 million. Utilizing an appropriate multiple the terminal value was reduced from $908 million to $760 million. The discount rate used was increased from 13% to 14%. Management changed its cash flow and discount rate assumptions to reflect the market conditions at March 1, 2011. These changes decreased business enterprise value (“BEV”) by approximately $110 million.

•

Management determined that there was value as of the acquisition date related to certain specific new initiatives, specifically the addition of or planned changes to the clubs and restaurants at Hard Rock Hotel & Casino Las Vegas, as well as additional expected trademark licensing fee agreements. Management corrected certain of the assumptions in the valuation of the planned new initiatives to reflect the market conditions and the risk associated with uncertainty in the forecasted net revenues from the new initiatives, reducing the estimated net cash flows and increasing the discount rates used from 17% to 35%. These changes decreased BEV by approximately $80 million.

•

Management changed the discount rates used to fair value the assumed mortgage debt to reflect the market conditions and the risk associated with the arrangements. Based on the reduced business enterprise value, management determined that the face amount of the mortgage significantly exceeded fair value of the assets of Hard Rock Hotel & Casino Las Vegas and adjusted the discount rates to reflect the risk associated with the arrangements. These changes decreased the fair value of the mortgage by approximately $170 million.

The Company intends to include the following information in its disclosure of selected quarterly financial information in the Form 10-K which will present summarized information that reflect restated and previously reported selected financial information:

“The previously issued interim unaudited condensed consolidated financial statements for the quarterly periods ended March 31, 2011, June 30, 2011 and September 30, 2011 have been restated to correct errors in the accounting for the acquisition of the Hard Rock Hotel & Casino Las Vegas. Subsequent to the issuance of the September 30, 2011 interim unaudited condensed consolidated financial statements of the Company, an error from an oversight and misuse of facts was identified in forecasts which had been used to estimate the fair values of the assets acquired and liabilities assumed in the acquisition of the Hard Rock Hotel & Casino Las Vegas as of March 1, 2011. Specifically, the Company determined that certain cash flow forecasts and discount rates used in the initial determination of fair values did not reflect market conditions at March 1, 2011. As a result the Company has corrected the fair values of the assets acquired and liabilities assumed, which as of March 1, 2011 are in aggregate approximately $707.8 million and $622.8 million, respectively. The previously recorded fair values of the assets and liabilities had been $894.8 million and $767.2 million, respectively. As a result of the restatement of the accounting for the initial acquisition, amounts that had been recognized in the interim unaudited condensed consolidated statement of operations related to the amortization or depreciation of assets acquired have also been restated. The Company will restate the interim unaudited condensed consolidated financial statements for the quarterly periods ended March 31, 2011, June 30, 2011 and September 30, 2011, prospectively with the filing of fiscal year 2012 interim unaudited condensed consolidated financial statements. The table above reflects the restated and previously reported summary of selected quarterly financial information.”

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 35

Critical Accounting Policies, page 55

Fair Value Measurements, page 57

Valuation of Hard Rock Trade Name, page 58

3.	We note your response to prior comment 1.b. from our letter dated February 15, 2012. Please address the following:

a.

Please further clarify your statement that the projected cash flows used in the BEV model for 2011 fell short of your actual 2011 cash flows primarily as a result of the deferral of certain of the rehabilitation initiatives. Explain if the projected cash flows were higher or lower than actual and clarify if the variance was due to lower revenues or lower costs;

The Company’s 2011 projected debt free net cash flows in the BEV model were $35.8 million and actual debt free net cash flows for the trailing twelve months through February 28, 2012 were $30.5 million, resulting in a shortfall to the projection of approximately $5.2 million. 2011 projected cash flows anticipated revenue from new initiatives was $1.5 million compared to actual revenue of $0. In addition, it is the Company’s expectation that these new projects would have driven additional room, food & beverage and casino revenues. Accordingly, 2011 projected cash flows fell short of Company’s projections primarily due to lower than anticipated revenue from new initiatives and related pull through impacts, which management attributes to the deferral of the planned rehabilitation projects and new initiatives. The delays in implementing the planned new initiatives were due to the longer time required to complete the anticipated reorganization of the management team caused by management and other operating deficiencies which existed at time of acquisition. However, as of the current date, several of the new initiatives have been completed, and it is management’s expectation that the remaining initiatives will be completed by mid-2013. See the additional details of the status of the new initiatives in the response to comment 3b. below.

b.

Further substantiate the projected seven-year cumulative 8.5% annual growth rate in effective gross revenue used in determining your business enterprise value by comparing the rate to actual growth rates to date; clarify the impact of the delayed rehabilitation initiatives and why you still expect the rehabilitation to be completed by mid-year 2013. To the extent actual growth has not met management’s expectations, please tell us what consideration you have given to possible impairment of your assets in subsequent periods; in this regard, we note that it has been over a year since the Assignment.

In developing the projections that were used to determine the BEV, management developed forecasts reflecting the fact that Hard Rock Hotel & Casino Las Vegas represented a turnaround scenario since the property had been underperforming relative to its historical performance and relevant peer properties and the broader Las Vegas market due to mismanagement by prior management. The projected seven-year cumulative annual growth rate in effective gross revenue is based on anticipated increases of 17%, 16% and 12% during the first three years of the forecast period followed by growth in subsequent years at the anticipated growth rates for the Las Vegas market. Management’s anticipation of above market returns in the first three years reflects the implementation of new initiatives, reorganization of property management and a repositioning of Hard Rock Hotel & Casino Las Vegas in the market to take advantage of its strengths.

The actual gross revenue increase realized in the first year of the forecast period was 1.5%. As discussed above in the response to comment 3a., the delayed implementation of the new initiatives and other rehabilitation projects was a significant contributing factor to this shortfall. The completion of the rehabilitation projects and new initiatives was delayed and not cancelled. In fact, many of the new initiatives have now been completed and the remaining planned activities are on track to be completed in 2013. Specific projects that have been completed by the end of the third quarter of 2012 include: (i) the establishment of a dedicated Asian gaming section in the casino and a related opening of an Asian restaurant; (ii) the expansion and renovation of Mr. Lucky’s restaurant; (iii) the establishment of a new live entertainment venue (Vinyl); (iv) the opening of a new restaurant (Culinary Drop Out); and (v) the opening of a new upscale sports lounge (The Ainsworth).

In addition to these planned activities, management is in ongoing discussions with a restaurant/club operator to open a new nightclub and restaurant at Hard Rock Hotel & Casino Las Vegas as well as a potential rebranding of the HRH Tower. A term sheet documenting the proposed arrangement with this operator has been developed and management expects that a definitive agreement will be executed by the middle of 2013.

Management determined that the shortfall in actual net cash flows from those previously forecasted by management constituted an impairment indicator and management completed an assessment to determine if any of Hard Rock Hotel & Casino Las Vegas’ long-lived assets, including the non-amortizing trademark, were impaired at either December 31, 2011 or June 30, 2012. Using revised cash flow projections, management determined that future expected undiscounted net cash flows were sufficient to recover the carrying value of Hard Rock Hotel & Casino Las Vegas’ amortizing long-lived assets.

With respect to the non-amortizing trademark, management updated the assessment of the fair value of the trademark, updating the royalty avoidance valuation model used to initially establish the fair value of the intangible asset at March 1, 2011 with current assumptions and cash flow forecasts, and determined that the trademark was impaired as at June 30, 2012. Accordingly, the Company will recognize a $3 million impairment loss in its interim financial statements for the quarterly period ended June 30, 2012.

4.

We note your response to prior comment 1.d. Please tell us whether you have entered into the three potential sublicensing agreements used in determining the value of projected new initiatives within the Hard Rock licensing intangible asset and, if so, confirm if the final terms were consistent with the preliminary term sheets that had been negotiated and relied upon in your valuation. Also, you note in your response to comment 1.c that the useful lives assigned to the sub-licensing agreements were equivalent to the duration of the in-place contracts. Please clarify if you are amortizing the amounts allocated to the “potential sub-license agreements” and the amortization period, if applicable. Furthermore, quantify the portion of the $7 million that relates to the third potential sublicense agreement.

Management is currently in active negotiations related to three potential sublicensing agreements:

•

management has executed a term sheet with a developer related to an proposed project in Palm Springs, California and is actively negotiating a term sheet and definitive documents with the intended owner of the project;

•	management is negotiating economic terms for a proposed project in Canada and have exchanged a draft term sheet with the intended owner; and

•

management is developing a response they expect to issue in November 2012 in response to a request for proposals related to a potential project in Iowa. The gaming license holder has indicated to management that they have significant interest in licensing the Hard Rock brand for their hotel casino.

In developing the fair value of future sublicensing agreements as at March 1, 2011, management anticipated that a single sublicensing agreement would be executed in each of 2013, 2014 and 2015. Management believes the revenue from the sublicensing agreement currently being negotiated is consistent with or exceeds the anticipated revenue in the March 1, 2011 valuation.

In determining the fair value of potential sub-license agreements, the Company considered a total of three potential sub-license opportunities. For two of these potential sub-licenses, negotiations had reached a stage as of the Assignment Date wherein preliminary term sheets had been negotiated. While there had been no specific discussion related to the third additional potential sub-license agreement as of the Assignment Date, the Company believed it would be able to execute such an agreement and developed estimated future cash flows related thereto. However, the cash flows related to the third sublicense opportunity were discounted to a zero value in the final BEV determination.

In addition, the Company will continue to pursue additional sub-licensing deals and believes that it will successfully execute at least three sublicensing agreements with economic terms consistent with those anticipated in the March 1, 2011 valuation.

Management is amortizing the value ascribed to the two sub-license agreements currently in place over the term of the in-place agreements, but will not begin amortizing the value allocated to additional sublicensing agreements until such agreements have been executed.

In response to the Staff’s request, the Company has authorized the undersigned to acknowledge the following on the Company’s behalf:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	the Staff comments or changes to disclosure in response to the Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert the Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company would very much appreciate receiving Staff’s comments, if any, with respect to the Amendment as promptly as practicable. If it would expedite the review of the information provided herein, please do not hesitate to call the undersigned at (212) 310-8165 or Tom Caldwell at (212) 310-8688.

Sincerely,

/s/ Mathew D. Bloch

Matthew D. Bloch

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